UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                        For the date of 3 December, 2003


                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its year end close period.

In what has been a transitional year for AIB, we continue to make good progress in our core franchises. We expect to achieve strong constant currency profit growth in our Republic of Ireland, Great Britain & Northern Ireland and Capital Markets divisions. Our profitability in Poland will be significantly below 2002, although we are now experiencing the early signs of improvement in the trading environment. Our partnership with M&T Bank, put in place in April, has significantly strengthened our participation in US regional banking as that economy moves into a strong new growth phase. The targets set then for the integration of Allfirst into M&T Bank are being met.

The two foundations of our strategy continue:

i.   to be located in economies that will outperform and

ii. to build long term franchises in those economies based on our trademark approach to relationship banking

Republic of Ireland Division

Our overall loan book is on target to increase by well over 20% this year, compared with projected market growth of about 16%. Both mortgage and non-mortgage lending is buoyant and there is a strong business pipeline. Home mortgage balances are expected to grow by over 30% in 2003 and this growth is being achieved without relaxing our lending policy and practices. Non-mortgage lending balances are expected to increase by over 20% which includes particularly strong demand from our business banking customers. Across our loan portfolios, there is a consistent trend of us doing most of our new business with existing customers. This is at the heart of our strategy in Ireland and it is enabling us generate high quality volume growth without compromising credit quality. As expected and indicated at the interim stage, deposit growth has been better in the second half and is expected to be 8-9% for the year.

Ark Life's performance has improved in the second half and its full year profits are likely to be at about the same level as in 2002, following the positive effect the Government sponsored savings scheme had on the 2002 outcome. Sales have increased in recent months but volume and margins are still constrained by sluggish demand for equity linked products.

Great Britain & Northern Ireland Division

We continue to enjoy rapid and high quality growth in our Great Britain business banking franchise. Both sides of our balance sheet are growing strongly - our loans and deposits are on target to achieve percentage increases in the mid twenties and high teens respectively. Within our chosen niches we are increasingly being seen by customers as offering a superior alternative to our competitors, based on our ability to deliver better value and service. Momentum is strong and there is a very good new business pipeline.

First Trust, our full service retail and commercial bank in Northern Ireland, is performing well, with strong growth being achieved both in home mortgages and business lending.

Overall, we expect the division to show loan growth in excess of 20% and mid teen deposit growth in 2003.

Capital Markets Division

Corporate Banking is performing very well. Strong underwriting, arrangement and debt management fees and higher margins, are notable features. Our international business in Great Britain and New York is growing strongly but domestic customer demand remains low. Overall, loan growth is expected to be around 5%.

Our treasury performance has been good in volatile bond and currency markets. We continue to be lightly invested in interest rate markets as we believe that the medium and longer end of the yield curve has further potential to steepen. In that event, our current low level of risk limit utilisation places us in a strong position.

Poland Division

While lower interest rates continue to compress margins and income in our Polish franchise, key business trends are improving. Customer demand for our lending products is strengthening and mid single digit loan growth is expected this year, following a flat outcome at the interim stage. Volume increases in our home mortgage and commercial leasing portfolios are particularly good. Resources, including mutual funds, are growing with deposits likely to be broadly stable. Increased customer activity and card fees are contributing strongly to good growth in non-interest income. Non-performing loans and credit provisions continue to reduce. The further reduction to our operating cost base announced at the interim results is on track and on schedule. We are confident that we will sustain positive trends and our franchise has substantial organic growth potential in an improving economy.

M&T

Our partnership with M&T in US regional banking is meeting all our expectations in the months since the merger was completed earlier this year. The integration of M&T and Allfirst is on target to deliver the expected benefits and a successful conversion to a common operating platform was completed in July. As indicated at the announcement of our interim results and underpinned subsequently by the performance and outlook for M&T, we expect that, relative to 2002, earnings from our US regional banking interests, together with the share buyback associated with the merger, will be marginally accretive to Group earnings in 2003.

Capital Management

The Group's capital ratios are strong and well in excess of regulatory requirements. Strong asset growth and a progressive dividend policy will broadly consume the internal capital generated by our ongoing high returns on equity. As indicated at the interim results announcement, further modest share buybacks were made in the second half of the year but at a level significantly less than that undertaken following the merger of M&T and Allfirst.

Note: Guidance on the following profit and loss account headings is on a continuing activities basis

Non-interest Income

High activity levels in our operating divisions are boosting banking fees and commissions and non-interest income is expected to grow by around 10% this year.

Costs

Underlying cost growth this year is likely to be around 6-7%. We continue to invest in our operating divisions to support and sustain revenue growth momentum. We plan to implement a limited early retirement scheme in 2004 and discussions in this regard are now underway. The building of top class risk and governance infrastructure and practices, and increased investment in MIS as we prepare for IAS and Basel II are significant cost items this year.

Asset Quality

Asset quality remains good. Both non-performing and the broader measure of criticised loans are falling as a percentage of average loans. There are no sectoral concentrations that are causing particular concern and we are satisfied that we maintain adequate levels of provision coverage. The bad debt charge for the year is expected to be c. 35 bps of average loans. This is a reduction in previous guidance, reflecting the growth and resilience of our portfolios.

Margins

We continue to expect attrition of around 20 bps for the year. We believe that we are at or close to the bottom of the interest rate cycle in our operating economies. Product margins, with the exception of our Polish deposits previously commented on, are holding up well. The principal causes of attrition are business mix, lower rates on the reinvestment of maturing investment funds and the balance sheet funding effect of assets growing faster than liabilities. In response to the latter trend, we completed two very successful senior debt and tier 2 capital raising programmes in recent months.

Earnings

In line with previous guidance, adjusted earnings per share for the Group will be impacted in 2003 by several significant items. These items are FRS 17 pension accounting, Irish Government levy, restructuring/early retirement charges and the recently announced disposal of the Govett business. Excluding these charges, we continue to target low single digit growth in adjusted earnings per share. This result will include a negative impact from the translation of non euro denominated earnings. We continue to actively manage this effect which, including hedging profits of c. EUR30m, is expected to be around 4% in 2003. This outcome is broadly similar to the interim stage and as guided at that time.

Group results for the year ended 31st December 2003 will be announced on 24th February 2004.


                                     -ENDS-

For further information please contact:
Alan Kelly                                        Catherine Burke
Head of Group Investor Relations                  Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  3 December 2003                          By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.